EXECUTION COPY


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                          STOCK PURCHASE AGREEMENT


                                BY AND AMONG




                         R.H. DONNELLEY CORPORATION

                      GS CAPITAL PARTNERS 2000, L.P.,
                  GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.,
            GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG,
                GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

                                    AND

              GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.



                        DATED AS OF JANUARY 10, 2005





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


                             TABLE OF CONTENTS
                             -----------------


                                                                           Page
                                                                           ----

ARTICLE I      PURCHASE AND SALE OF SHARES; CLOSING...........................2

     Section 1.1.   Sale and Transfer of Purchased Shares.....................2

     Section 1.2.   Closing...................................................2

     Section 1.3.   Conditions to the Closing.................................2

ARTICLE II     REPRESENTATIONS AND WARRANTIES.................................4

     Section 2.1.   Representations and Warranties of RHD.....................4

     Section 2.2.   Representations and Warranties of the Stockholders........5

ARTICLE III    TERMINATION....................................................6

     Section 3.1.   Termination...............................................6

     Section 3.2.   Effect of Termination.....................................6

ARTICLE IV     MISCELLANEOUS..................................................7

     Section 4.1.   Taking of Necessary Action; Consent.......................7

     Section 4.2.   Expenses; Transfer Taxes..................................7

     Section 4.3.   Entire Agreement; Amendments; Waivers.....................7

     Section 4.4.   Counterparts..............................................7

     Section 4.5.   Governing Law.............................................7

     Section 4.6.   Public Announcements......................................7

     Section 4.7.   Notices...................................................8

     Section 4.8.   Successors and Assigns....................................9

     Section 4.9.   Jurisdiction; Waiver of Jury Trial........................9

     Section 4.10.  Captions; References......................................9

     Section 4.11.  Schedule..................................................9

     Section 4.12.  Third Parties............................................10

     Section 4.13.  Certain Definitions......................................10

     Section 4.14.  Severability.............................................10

     Section 4.15.  No Strict Construction...................................11

     Section 4.16.  Survival; Indemnification................................11

     Section 4.17.  Acknowledgement of Rights................................11

     Section 4.18.  Use of Proceeds..........................................11

     Section 4.19.  Capitalization Notice....................................12

Schedule A   -   Selling Stockholders; Specified Purchase Price

                           TABLE OF DEFINED TERMS


                                                                           Page
                                                                           ----

Affiliate....................................................................10
Agreement.....................................................................1
Amendment.....................................................................1
Ancillary Documents...........................................................4
Closing.......................................................................2
Closing Date..................................................................2
Financing.....................................................................3
Governmental Entity...........................................................4
Liens.........................................................................2
Material Adverse Effect......................................................10
Person.......................................................................10
Preferred Stock...............................................................1
Purchase Agreement...........................................................10
Purchased Shares..............................................................1
Remaining Shares.............................................................11
RHD...........................................................................1
Specified Purchase Price......................................................2
Stockholder...................................................................1
Stockholder Indemnitees......................................................11
Stockholders..................................................................1

                          STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "AGREEMENT"), dated as of January 10, 2005, is by and among R.H. Donnelley Corporation, a Delaware
Corporation ("RHD"), and the stockholders listed on Schedule A attached hereto (each, a "STOCKHOLDER" and collectively, the "STOCKHOLDERS").

                                 RECITALS:

     A. Immediately prior to the execution of this Agreement, the Stockholders are the record and beneficial owners of the number of shares of Convertible Cumulative Preferred Stock, par value $1 per share, of RHD (the "PREFERRED STOCK") set forth opposite such Stockholder's name under the caption "Shares of Preferred Stock Beneficially Owned" on Schedule A attached hereto, and each Stockholder has the right to vote and dispose of all of such shares of Preferred Stock.

     B. RHD has agreed to acquire from the Stockholders, and the Stockholders have agreed to sell to RHD, subject to the terms and conditions of this Agreement, the number of shares of Preferred Stock set forth opposite such Stockholder's name under the caption "Shares of Preferred Stock To Be Sold" on Schedule A attached hereto (such shares of Preferred Stock are referred to collectively in this Agreement as the "PURCHASED SHARES").

     C. Prior to entering into this Agreement, RHD's board of directors established a special committee (the "SPECIAL COMMITTEE"), that did not include any representatives of the Stockholders, to negotiate the terms of the transaction contemplated herein with the Stockholders on an arms-length basis (the "TRANSACTION").

     D. The Special Committee, after its negotiation and review of the Transaction, which included advice from an independent investment bank of national reputation, determined that the Transaction was beneficial and fair to RHD and that it should be consummated as described herein.

     E. The Second Amendment (the "AMENDMENT") to the Amended and Restated Credit Agreement, dated as of September 1, 2004, among RHD, R.H. Donnelley Inc., the several banks and other financial institutions or entities from time to time party thereto, Deutsche Bank Trust Company Americas, as administrative agent, and the other agents parties thereto, has been duly executed by or on behalf of each of the parties to the Amendment and is in full force and effect.

     F. RHD and the Stockholders desire to set forth certain agreements herein.

                                 AGREEMENT:

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

                                 ARTICLE I
                    PURCHASE AND SALE OF SHARES; CLOSING

     Section 1.1 Sale and Transfer of Purchased Shares. At the Closing, effective as of the Closing Date, and subject to the terms and conditions set forth in this Agreement, the Stockholders shall sell, transfer, convey, assign and deliver to RHD, and RHD shall purchase and acquire from the Stockholders, the Purchased Shares, free and clear of any mortgage, pledge, hypothecation, rights of others, claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, option, lien, charge or similar restrictions or limitations, including any restriction on the right to vote, sell or otherwise dispose of the Purchased Shares but excluding any restrictions or limitations under applicable law (collectively, "LIENS"). The purchase price to be paid to each Stockholder at the Closing in exchange for such Stockholder's Purchased Shares shall be as set forth opposite such Stockholder's name under the caption "Specified Purchase Price" on Schedule A (with respect to each such Stockholder, such Stockholder's "SPECIFIED PURCHASE PRICE").

     Section 1.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 1.3, the closing of the sale of the Purchased Shares (the "CLOSING") shall take place at the offices of Jones Day, North Point, 901 Lakeside Avenue, Cleveland, Ohio 44114 concurrently with or immediately following the closing of the Financing, or at such other time and/or place as shall be mutually agreed upon by RHD and the Stockholders. The date upon which the Closing occurs is referred to herein as the "CLOSING DATE."

     Section 1.3   Conditions to the Closing.

          (a) RHD. The obligation of RHD to purchase the Purchased Shares at the Closing is subject to the satisfaction or waiver of each of the following conditions at or prior to the Closing:

               (i) Representations and Warranties; Covenants. The representations and warranties of the Stockholders contained in this Agreement and the Ancillary Documents shall be true and correct in all material respects (disregarding for these purposes any materiality, Material Adverse Effect or corollary qualifications contained therein) on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on and as of such date, and the Stockholders shall have performed all obligations and complied with all agreements, undertakings, covenants and conditions required under this Agreement and the Ancillary Documents to be performed by the Stockholders at or prior to the Closing.

               (ii) No Injunction. There shall not be in effect any statute, law, regulation, rule, order, decree or injunction of a Governmental Entity of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated hereby.

               (iii) Financing. RHD shall have received net proceeds of at least $280 million from the financing contemplated by the Offering Memorandum related to the issuance of $300 million of RHD's Senior Notes due 2013 on the terms and subject to the conditions thereof (the "FINANCING").

               (iv) Stock Certificates and Stock Powers. RHD shall have received stock certificates representing the Purchased Shares owned by the Stockholders with duly executed stock powers attached for transfer to RHD.

               (v) Stockholders' Officer Certificates. RHD shall have received a certificate from each Stockholder, in form and substance reasonably satisfactory to RHD, dated the Closing Date, duly executed by an authorized signatory of each such Stockholder, certifying that the conditions set forth in Section 1.3(a)(i) and (ii) have been satisfied.

          (b) The Stockholders. The obligation of each Stockholder to sell the Purchased Shares at the Closing is subject to the satisfaction or waiver of each of the following conditions at or prior to the Closing:

               (i) Representations and Warranties; Covenants. The representations and warranties of RHD contained in this Agreement and the Ancillary Documents shall be true and correct in all material respects (disregarding for these purposes any materiality, Material Adverse Effect or corollary qualifications contained therein) on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on and as of such date, and RHD shall have performed all obligations and complied with all agreements, undertakings, covenants and conditions required under this Agreement and the Ancillary Documents to be performed by RHD at or prior to the Closing.

               (ii) No Injunction. There shall not be in effect any statute, law, regulation, rule, order, decree or injunction of a Governmental Entity of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated hereby.

               (iii) Payment of the Specified Purchase Price. Such Stockholder shall have received payment of the Specified Purchase Price by bank wire transfer to an account or accounts designated in writing for this purpose by such Stockholder to RHD at least two business days prior to the Closing Date.

               (iv) Stock Certificates. Such Stockholder shall have received a stock certificate representing the shares of Preferred Stock owned by the Stockholders after giving effect to the purchase of the Purchased Shares.

               (v) RHD's Officer Certificate. The Stockholders shall have received a certificate from RHD, in form and substance reasonably satisfactory to the Stockholders, dated the Closing Date, duly executed by an authorized officer of RHD, certifying that the conditions set forth in Section 1.3(b)(i) and (ii) have been satisfied.

                                 ARTICLE II
                       REPRESENTATIONS AND WARRANTIES

     Section 2.1. Representations and Warranties of RHD. RHD represents and warrants to, and agrees with, the Stockholders on the date hereof and at and as of the Closing as follows:

          (a) Organization; Authorization. RHD is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements and instruments executed and delivered or to be executed and delivered under this Agreement (the "ANCILLARY DOCUMENTS") to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Documents and the performance by RHD of its covenants and agreements under this Agreement and the Ancillary Documents have been duly and validly authorized by the Board of Directors of RHD, and no other corporate proceedings on the part of RHD (including, without limitation, any stockholder vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Ancillary Documents will be at Closing, duly executed and delivered by RHD and constitutes, or as of the Closing will constitute, the valid and binding agreement of RHD, enforceable against RHD in accordance with its terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect relating to or limiting creditors' rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) No Conflicts. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the transactions contemplated by this Agreement or the Ancillary Documents will (i) conflict with or result in any breach of any provision of the incorporation documents or By-laws of RHD or any of its subsidiaries,
     (ii) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any court, department, body, board, bureau, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign ("GOVERNMENTAL ENTITY"), (iii) assuming RHD's receipt of the Amendment, violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) or require any consent under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any (x) note, mortgage, indenture, credit agreement, other evidence of indebtedness or guarantee, or (y) license, agreement, lease or other contract, instrument or obligation, to which RHD or any of its subsidiaries is a party or by which RHD or any of its subsidiaries or any of their respective assets may be bound, or (iv) violate any order, injunction, decree, statute, law, rule or regulation applicable to RHD or any of its subsidiaries, excluding from the foregoing clauses (ii) and
     (iii)(y) such requirements, violations, conflicts, defaults or rights that would not, individually or in the aggregate, constitute a Material Adverse Effect.

          (c) Solvency. RHD is not, and after giving effect to the Financing and the purchase of the Purchased Shares will not be, insolvent within the meaning of Title 11 of the United States Code, the General Corporation Law of the State of Delaware, or the General Laws of the State of New York.

          (d) Capitalization. As of the date of this Agreement, there are 31,486,001 shares of RHD common stock, $1 par value per share, that are issued and outstanding.

          (e) No Other Representation. Except for the representations of RHD contained in this Agreement and the Ancillary Documents, RHD makes no other representation or warranties, express or implied.

     Section 2.2. Representations and Warranties of the Stockholders. Each Stockholder represents and warrants to, and agrees with, RHD on the date hereof and at and as of the Closing as follows:

          (a) Organization; Authorization. Such Stockholder is a limited partnership duly organized and validly existing under the laws of the state or country of its jurisdiction of formation. Such Stockholder has the power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Documents to which it is a party and the performance by such Stockholder of its covenants and agreements under this Agreement and the Ancillary Documents to which it is a party have been duly and validly authorized by the general partner of such Stockholder, and no further proceedings on the part of such Stockholder are necessary to authorize the execution, delivery and performance of this Agreement or the Ancillary Documents to which it is a party or the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Ancillary Documents to which such Stockholder is a party will be at Closing, duly executed and delivered by such Stockholder and constitutes, or as of the Closing will constitute, the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) No Conflicts. Neither the execution and delivery of this Agreement or the Ancillary Documents to which such Stockholder is a party nor the consummation of the transactions contemplated by this Agreement or the Ancillary Documents to which such Stockholder is a party will (i) conflict with or result in any breach of any provision of the organization documents or by-laws of such Stockholder, (ii) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (iii) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) or require any consent under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, indenture, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its assets may be bound, or (iv) violate any order, injunction, decree, statute, law, rule or regulation applicable to such Stockholder, excluding from the foregoing clauses (ii) and (iii) such requirements, violations, conflicts, defaults or rights that would not adversely affect the ability of such Stockholder to consummate the transactions contemplated by this Agreement.

          (c) Purchased Shares and Interest. Such Stockholder is the sole record and beneficial owner of the Preferred Stock owned by such Stockholder as set forth opposite such Stockholder's name on Schedule A attached hereto under the caption "Shares of Preferred Stock Beneficially Owned" and has good and marketable title to such Preferred Stock, free and clear of any Liens.

          (d) No Other Representation. Except for the representations of such Stockholder contained in this Agreement and the Ancillary Documents to which it is a party, such Stockholder makes no other representation or warranties, express or implied.

                                ARTICLE III
                                TERMINATION

     Section 3.1. Termination. This Agreement may be terminated on or any time prior to the Closing:

          (a) by the mutual written consent of each of the Stockholders and RHD; or

          (b) by either RHD or the Stockholders if the Closing shall not have occurred prior to January 31, 2005, unless the failure of such occurrence shall be due to the failure of such party to perform or observe any agreement set forth herein required to be performed or observed by such party on or before the Closing; or

          (c) by RHD or the Stockholders if a Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

     Section 3.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 3.1, all obligations and agreements of the parties set forth in this Agreement shall forthwith become void except for the obligations set forth in Sections 4.2 - 4.15 and the second sentence of Section 4.16 (which, in each case, shall remain in full force and effect) and there shall be no liability or obligation on the part of the parties hereto except as otherwise provided in this Agreement. Notwithstanding the foregoing, the termination of this Agreement under
Section 3.1 shall not relieve either party of any liability for breach of this Agreement prior to the date of termination.

                                ARTICLE IV
                               MISCELLANEOUS

     Section 4.1. Taking of Necessary Action; Consent. Each of the parties hereto shall use its reasonable best efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including without limitation, in the case of RHD, using reasonable best efforts to cause the Financing to be successfully completed, and for such purpose, at the reasonable request of the other party, before, at or after the Closing will, without further consideration, promptly execute and deliver, or cause to be executed and delivered, to the other party such other instruments in addition to those required by this Agreement, in form and substance satisfactory to the other party. The Stockholders hereby consent, pursuant to Section 4.04 of the Purchase Agreement, to the transactions contemplated by this Agreement, including, without limitation, the Financing and the purchase of the Purchased Shares.

     Section 4.2. Expenses; Transfer Taxes. Each party hereto will bear the legal, accounting and other expenses incurred by such party in connection with the negotiation, preparation and execution of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
All sales, transfer, recordation and documentary taxes and fees that may be payable in connection with the transactions contemplated by this Agreement will be borne by RHD.

     Section 4.3. Entire Agreement; Amendments; Waivers. This Agreement, the Ancillary Documents and the agreements, certificates and documents referred to herein and therein set forth the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement. Any provision of this Agreement may be amended or modified in whole or in part at any time by an agreement in writing among the parties hereto executed in the same manner as this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right. No investigation by the Stockholders of RHD prior to or after the date hereof shall stop or prevent the Stockholders from exercising any right hereunder or be deemed to be a waiver of any such right.

     Section 4.4. Counterparts. This Agreement may be executed by facsimile signature and may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same documents.

     Section 4.5. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed in that State without giving effect to any conflict of laws rules or principles that might require the application of the laws of another jurisdiction.

     Section 4.6. Public Announcements. Each of the parties hereto agree to hold in strict confidence and not to publicly disclose the status of any discussions or relations between the parties with respect to the subject matter of this Agreement, or any of the terms or conditions of this Agreement, except to the extent that (i) the parties mutually agree to publicly disclose such information or (ii) any party is legally required (whether by federal securities laws, the rules of any stock exchange or otherwise) to disclose such information, provided, however, that in each case, the disclosing party shall consult with the non-disclosing party prior to making any such disclosure and shall give the non-disclosing party a reasonable opportunity to comment on the content of such disclosure.

     Section 4.7. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally, by facsimile or sent by overnight courier as follows:

          If to the Stockholders, to:

          GS Capital Partners 2000, L.P.
          GS Capital Partners 2000 Offshore, L.P.
          GS Capital Partners 2000 GmbH & Co. Beteiligungs KG
          GS Capital Partners 2000 Employee Fund, L.P.
          Goldman Sachs Direct Investment Fund 2000, L.P.
          c/o Goldman, Sachs & Co.
          85 Broad Street
          New York, New York  10004
          Phone:   (212) 902-1000
          Fax:     (212) 357-5505
          Attention:     Mr. Stuart Katz
          Attention:     Ben Adler, Esq.

          with a copy to (which shall not constitute notice):

          Fried, Frank, Harris, Shriver & Jacobson LLP
          One New York Plaza
          New York, New York  10004
          Phone:   (212) 859-8000
          Fax:     (212) 859-8586
          Attention:     David N. Shine, Esq.

          If to RHD, to:

          R.H. Donnelley Corporation
          1001 Winstead Drive
          Cary, North Carolina  27513
          Phone:   (919) 297-1600
          Fax:     (919) 297-1518
          Attention:     Robert J. Bush, Esq.

          with a copy to (which shall not constitute notice):

          Jones Day
          901 Lakeside Avenue
          Cleveland, Ohio   44114
          Phone:   (216) 586-3939
          Fax:     (216) 579-0212
          Attention:     Thomas C. Daniels, Esq.


or to such other address or addresses as shall be designated in writing. All notices shall be effective when received.

     Section 4.8. Successors and Assigns. The terms of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. RHD may not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the Stockholders, provided that, after the Closing, subject to applicable law, RHD may assign its rights under this Agreement in whole or in part to any of its Affiliates, but no such assignment shall relieve RHD of its obligations hereunder. No Stockholder may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of RHD, provided that, after the Closing, subject to applicable law, such Stockholder may assign its rights under this Agreement in whole or in part to any of its Affiliates, but no such assignment shall relieve such Stockholder of its obligations hereunder. Any purported assignment in violation of this Section 4.8 shall be void.

     Section 4.9. Jurisdiction; Waiver of Jury Trial. The state and federal courts located in the State of New York in New York County shall have jurisdiction over the parties with respect to any dispute or controversy between them arising under or in connection with this agreement and, by execution and delivery of this agreement, each of the parties to this Agreement submits to the jurisdiction of those courts, including but not limited to the in personam and subject matter jurisdiction of those courts, waives any objections to such jurisdiction on the grounds of venue or forum non conveniens, the absence of in personam or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with Section 4.7) or any other manner permitted by law, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. EACH PARTY WAIVES ANY RIGHT TO A TRIAL BY JURY, TO THE EXTENT LAWFUL, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS
RIGHT TO TRIAL BY JURY IN ANY DISPUTE WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 4.10. Captions; References. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to Articles, Sections, subsections or Schedules in this Agreement refer to the Articles, Sections, subsections and clauses of, and the Schedules to, this Agreement.

     Section 4.11. Schedule. The Schedule attached to this Agreement are incorporated herein and will be part of this Agreement for all purposes.

     Section 4.12. Third Parties. Nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any Person other than RHD and the Stockholders and their respective Affiliates any rights or remedies under or by reason of this Agreement.

     Section 4.13.   Certain Definitions.

          (a) For purposes of this Agreement, the term "AFFILIATE" means any Person that directly, or indirectly through one or more Persons, controls, is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person.

          (b) For purposes of this Agreement, the term "PERSON" means any partnership, corporation, association, joint stock company, trust, joint venture, limited liability company or other entity or any individual or Governmental Entity.

          (c) For purposes of this Agreement, the term "PURCHASE AGREEMENT" means the Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among RHD and the Stockholders, as amended by the Letter Agreement, dated as of November 25, 2002, by and among the Stockholders, RHD and R.H. Donnelley Inc., the Second Letter Agreement, dated as of January 3, 2003, by and among the Stockholders, RHD and R.H. Donnelley Inc. and the Third Letter Agreement, dated as of July 22, 2003, by and among the Stockholders, RHD and R.H. Donnelley Inc.

          (d) For purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT" means, with respect to any reference to a state of facts, event, change, effect or condition, such state of facts, event, change, effect or condition that has had, has, or could reasonably be expected to have, a material adverse effect on (i) the business, assets, operations, properties, condition (financial or otherwise), prospects, contingent liabilities or material agreements of RHD and RHD's subsidiaries, taken as a whole (ii) the ability of RHD to perform its obligations under this Agreement or the Ancillary Documents or (iii) the validity or enforceability of this Agreement or the Ancillary Documents or the rights or remedies of the Stockholders hereunder and thereunder. Notwithstanding anything contained herein to the contrary, the commencement by or against RHD or any of RHD's Subsidiaries of any case, proceeding or other action under any law relating to bankruptcy, insolvency or reorganization or the seeking of an appointment of a receiver, trustee, custodian or other similar official for RHD or any of RHD's Subsidiaries or for all or any substantial part of RHD's or any of RHD's Subsidiaries' assets, shall be deemed a Material Adverse Effect.

     Section 4.14. Severability. Should any part of this Agreement for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part or parts which may, for any reason, be hereafter declared invalid.

     Section 4.15. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the Ancillary Documents. If any ambiguity or question of intent or interpretation arises, this Agreement and the Ancillary Documents shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or any of the Ancillary Documents.

     Section 4.16. Survival; Indemnification. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement or in any of the other Ancillary Documents shall survive the Closing and the delivery of the Ancillary Documents. In the case of the representations and warranties made by the Stockholders in this Agreement or in any of the other Ancillary Documents, such representations and warranties are being made severally and not jointly by such Stockholders. From and after the Closing, RHD agrees to indemnify, defend and hold harmless the Stockholders, their Affiliates, and their officers, directors, partners, employees, agents, representatives, successors and any assigns of any of the foregoing ("Stockholder Indemnitees") against all claims, losses, liabilities, damages, interest and penalties, costs and expenses (other than any of the foregoing resulting from tax liabilitities incurred by any of the Stockholders), including, without limitation, losses resulting from the defense, settlement or compromise of a claim, action, suit, investigation, subpoena or other compulsion of testimony, or proceeding, reasonable attorneys', accountants' and expert witnesses' fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided hereunder incurred by any of the Stockholder Indemnitees arising out of or relating to: (i) any breach of any representation or warranty made by RHD in this Agreement or any Ancillary Document, (ii) any breach of any covenant, agreement or obligation of RHD contained in this Agreement or any Ancillary Document, or
(iii) any actual or threatened claim, litigation, action, suit, investigation or proceeding by any Person (other than a Stockholder Indemnitee) in connection with (A) the transactions contemplated hereby or by the Ancillary Documents or (B) the negotiation, execution, delivery and performance of this Agreement or the Ancillary Documents. Any payments made by RHD to a Stockholder under this Section 4.16 shall be considered an increase to such Stockholder's Specified Purchase Price.

     Section 4.17. Acknowledgement of Rights. For avoidance of doubt, RHD hereby acknowledges and agrees that (i) the transactions contemplated by this Agreement will not amend, modify or result in any changes in the preferences, terms, rights or remedies of the shares of Preferred Stock to be owned by the Stockholders after the Closing (the "Remaining Shares"),
(ii) by way of example and without limiting the generality of the foregoing, by virtue of the Remaining Shares, the Stockholders will, after the Closing, have the right to designate the same number of directors, veto the same corporate actions, and exercise the same registration rights with respect to the Remaining Shares, as they had with respect to the Preferred Stock prior to the Closing and (iii) the Purchased Shares will cease to be Registrable Shares for purposes of the Registration Rights Agreement, dated November 25, 2002.

     Section 4.18. Use of Proceeds. RHD covenants and agrees that the net proceeds of the Financing will first be applied to the purchase of the Purchased Shares as described herein.

     Section 4.19. Capitalization Notice. RHD shall deliver to the Stockholders, within 5 days after Closing, a statement as to the number of shares of RHD common stock, $1 par value per share, that were issued and outstanding as of immediately after the Closing.

                  (Signatures are on the following pages.)

     IN WITNESS WHEREOF, this Agreement has been executed by the respective duly authorized officers of the parties hereto, all as of the date first above written.


                                        R.H. DONNELLEY CORPORATION



                                        By: /s/ David C. Swanson
                                            -----------------------------------
                                            Name:  David C. Swanson
                                            Title: Chief Executive Officer


                                        GS CAPITAL PARTNERS 2000, L.P.
                                        By: GS Advisors 2000, L.L.C.
                                            Its General Partner



                                        By: /s/ John E. Bowman
                                            -----------------------------------
                                            Name:  John E. Bowman
                                            Title: Vice President


                                        GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.
                                        By: GS Advisors 2000, L.L.C.
                                            Its General Partner



                                        By: /s/ John E. Bowman
                                            -----------------------------------
                                            Name:  John E. Bowman
                                            Title: Vice President

                                        GS CAPITAL PARTNERS 2000 GmbH & CO
                                        BETEILIGUNGS KG
                                        By: Goldman Sachs Management GP GmbH
                                            Its General Partner



                                        By: /s/ John E. Bowman
                                            -----------------------------------
                                            Name:  John E. Bowman
                                            Title: Managing Director

                                        GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                        L.P.
                                        By: GS Employee Funds 2000 GP, L.L.C.
                                            Its General Partner



                                        By: /s/ John E. Bowman
                                            -----------------------------------
                                            Name:  John E. Bowman
                                            Title: Vice President


                                        GOLDMAN SACHS DIRECT INVESTMENT FUND
                                        2000, L.P.
                                        By: GS Employee Funds 2000 GP, L.L.C.
                                            Its General Partner



                                        By: /s/ John E. Bowman
                                            -----------------------------------
                                            Name:  John E. Bowman
                                            Title: Vice President

                                 SCHEDULE A

               SELLING STOCKHOLDERS; SPECIFIED PURCHASE PRICE


                                      Shares of
                                      Preferred
                                        Stock           Shares of
                                    Beneficially     Preferred Stock
           Stockholder                  Owned           To Be Sold      Specified Purchase Price
           -----------                  -----           ----------      ------------------------
GS Capital Partners 2000, L.P.         110,627            55,314            $152,865,502.78

GS Capital Partners 2000                40,197            20,099             $55,545,499.16
   Offshore, L.P.

GS Capital Partners 2000 GmbH &          4,622             2,311              $6,386,668.42
   Co. Beteiligungs KG

GS Capital Partners 2000 Employee       35,128            17,564             $48,539,785.42
   Fund, L.P.

Goldman Sachs Direct Investment         10,030             5,015             $13,859,429.74
   Fund 2000, L.P.
